CUSIP No. 419352-10-9                                         Page 1 of 26 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4


                               HAVEN BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   419352-10-9
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 419352-10-9                                         Page 2 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   545,200 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               545,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 3 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge - Strategic Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   545,200 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               545,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 4 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  PL Capital, LLC

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   545,200 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               545,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 5 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John W. Palmer

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               6,000 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   545,200 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    6,000 shares

                      10       Shared Dispositive Power
                               545,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 6 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               5,500 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   545,200 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    5,500 shares

                      10       Shared Dispositive Power
                               545,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 7 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Irving Smokler

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   95,000 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0  shares

                      10       Shared Dispositive Power
                               95,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 8 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Beth Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:   PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   3,000 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               3,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 9 of 26 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Garrett Goodbody

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:   PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               10,000 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   0 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    10,000 shares

                      10       Shared Dispositive Power
                               0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  569,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  6.3%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                        Page 10 of 26 Pages


          This is Amendment No. 4 to a Schedule 13D filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"), Financial Edge - Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"), PL Capital, LLC ("PL Capital"), Irving Smokler, John W. Palmer, Richard J. Lashley, Beth Lashley and Garrett Goodbody on August 26, 1999 (as earlier amended, the "Original 13D"). All of the filers of this Amendment are collectively the "Group."

          This Schedule 13D relates to the common stock, $.01 par value ("Common Stock"), of Haven Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 615 Merrick Avenue, Westbury, New York 11590. The joint filing agreement of the members of the Group is attached as Exhibit 1. The following items in the Original 13D are amended to read in their entirety as follows:

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 410,800 shares of Common Stock it holds in its name is $6,742,385. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

          The amount of funds expended to date by Financial Edge Strategic to acquire the 39,400 shares of Common Stock it holds in its name is $557,785. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          The amount of funds expended to date by Mr. Palmer to acquire the 6,000 shares of Common Stock he holds in his name is $77,200. Such funds were provided from Mr. Palmer's personal funds.

          The amount of funds expended to date by Mr. Lashley to acquire the 5,500 shares of Common Stock he holds in his name (including shares held in a joint account with his wife, Beth Lashley, and those held in a custodian account for Mr. Lashley's minor daughter) is $76,475. Such funds were provided from personal funds.

          The amount of funds expended to date by Dr. Smokler to acquire the 95,000 shares he holds in his name is $1,405,400. Such funds were provided in part from Dr. Smokler's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          The amount of funds expended to date by Ms. Lashley to acquire the 3,000 shares of Common Stock she holds in her name is $37,900. Such funds were provided from Ms. Lashley's IRA account held at Bear Stearns.

CUSIP No. 419352-10-9                                        Page 11 of 26 Pages


          The amount of funds expended to date by Mr. Goodbody to acquire the 10,000 shares he holds in his name is $148,400. Such funds were provided in part from Mr. Goodbody's personal funds.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by Members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Issuer. Members of the Group have previously communicated to the management and Board of Directors of the Issuer their concerns over the Issuer's financial performance and prospects as a stand-alone entity in a competitive and rapidly consolidating banking market. The Group has also encouraged the Issuer's management and Board to take corrective action to maximize the value of the Issuer's stock, including seeking the sale of the Issuer to a larger banking organization.

          In connection with those efforts, on several occasions Members of the Group have requested to meet with the senior management and Board of Directors of the Issuer. At the written invitation of the Issuer's Board (a copy of which is attached as Exhibit 8), on September 28, 1999, Messrs. Lashley and Palmer met at the Issuer's headquarters with Mr. Philip Messina, Chairman and Chief Executive Officer, Mr. William Jennings, Executive Vice President, and Mr. Mark Ricca, Senior Vice President and General Counsel of the Issuer. During that meeting, Mr. Messina and the other representatives of the Issuer declined to answer any questions or engage in any substantive discussion of the Group's concerns or Haven's prospects. Despite this, Messrs. Lashley and Palmer reiterated their concerns over the financial and operating performance of Haven and its prospects as an independent entity. At that meeting Messrs. Lashley and Palmer also stated that: (1) they believed the Issuer's Board should immediately engage an investment banking firm and (2) the investment banking firm should be given a mandate to seek the highest bid for the Issuer through an orderly sale to a larger banking organization.

          At the September 28th meeting, Mr. Lashley delivered to the Issuer a written request for the Issuer's most recent shareholder list and other related items, a copy of which is attached as Exhibit 9.

          On September 7, 1999 Messrs. Lashley and Palmer sent a letter to the Issuer's five outside Board Members, a copy of which is attached as Exhibit 10. The letter noted that the Board of the Issuer was scheduled to vote, at its next scheduled meeting at the end of

CUSIP No. 419352-10-9                                        Page 12 of 26 Pages


September, on the extension of CEO Philip Messina's current employment agreement from September 23, 2001, to September 23, 2002. The letter recommended that the Board consider the financial and operating performance of Haven under Mr. Messina's leadership as the basis for renewing or denying Mr. Messina's contract extension. The letter also suggested that the Board engage outside industry experts (e.g., an investment banking and appraisal firm) to assist the Board in its review. The letter also stated that, in the opinion of Messrs. Lashley and Palmer, if the Board did an objective review of the Issuer's performance under Mr. Messina, it would not extend Mr. Messina's contract to September 23, 2002.

          In response to the September 7th letter noted above, Messrs. Lashley and Palmer received, via telefax on September 27, 1999, a letter dated September 22, 1999, signed by the Issuer's five outside Board Members, a copy of which is attached as Exhibit 11. As of the date of this filing, the Members of the Group have not been able to ascertain what actions the Issuer's Board took with respect to the extension of Mr. Messina's contract or whether the Issuer has engaged an investment banking firm or other experts.

          On November 2, 1999, Messrs. Lashley and Palmer sent a letter to the Issuer's five outside Board Members, a copy of which is attached as Exhibit 12. The letter discussed the Issuer's recently released third quarter results and the Group's disappointment with those results, as well as the Group's other concerns and problems with the Issuer's performance.

          On December 23, 1999, Messrs. Lashley and Palmer sent a letter to the Issuer's Board of Directors, stating their opposition to the recently announced expansion of the Issuer's Board by two directors. A copy of the letter is attached as Exhibit 13.

          In a letter dated January 19, 2000, Richard Lashley, in compliance with the Issuer's By-Laws, submitted to the Issuer a notice of intent to nominate Messrs. Lashley and Goodbody for election at the 2000 Annual Meeting of Stockholders of the Issuer. A copy of that letter is attached as Exhibit 14.

          On February 3, 2000, Messrs. Lashley, Palmer and Goodbody met with six members of the Issuer's Board of Directors. At that meeting, William Jennings, the Issuer's President and a member of the Issuer's Board of Directors, described the Issuer's plans for 2000 and beyond. The plans focused on continued growth of the supermarket banking franchise and recent additions to the ranks of senior and middle management, with minimal emphasis on the traditional branch franchise. The representatives of the Group reiterated their concerns over the Issuer's past performance and their view that the Issuer's supermarket strategy is flawed. They noted their belief that supermarket banking is not effective without a large number of traditional branches (and name recognition) to support the supermarket branches. The representatives of the Group also stated their belief that the Issuer's $1.2 billion traditional branch deposit franchise is the most valuable part of the Issuer's franchise, not the supermarket banking franchise. In addition, they reiterated the Group's concerns over the Issuer's excessive overhead expenses relative to its peer group and recommended that the Issuer's Board of Directors seek the sale of the Issuer to a larger, more efficient banking organization.

CUSIP No. 419352-10-9                                        Page 13 of 26 Pages


          By letter dated February 17, 2000, Mr. Lashley requested the Issuer's most recent shareholder list and other related items, a copy of which is attached as Exhibit 15.

          Members of the Group may engage in a variety of actions in connection with such nomination. Without limitation, Messrs. Palmer, Lashley and Goodbody and other members of the Group may both (a) communicate and discuss their views on the Issuer and election of directors to the Board with other shareholders and
(b) solicit proxies or written consents from other shareholders of the Issuer with respect to election of their Board nominees or other proposals for shareholder action. In addition, members of the Group may (1) contact financial institutions that may have an interest in acquiring Haven and (2) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer).

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 9,000,237, reported as the number of outstanding shares as of December 31, 1999 on a Schedule 13G filed on February 15, 2000 by the Employee Stock Ownership Plan of CFS Bank. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Financial Edge Fund

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage: 6.3%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 545,200
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 545,200

     (c) The Fund has made the following purchases of Common Stock since the Original 13D.

--------------------------------------------------------------------------------
       Date        Number of Shares      Price Per Share($)     Total Price($)
--------------------------------------------------------------------------------
     1/20/00             3,000                  13.43                40,300
--------------------------------------------------------------------------------
     1/20/00             2,000                  13.44                26,875
--------------------------------------------------------------------------------
     2/16/00             4,100                  12.40                50,834
--------------------------------------------------------------------------------

CUSIP No. 419352-10-9                                        Page 14 of 26 Pages


     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage: 6.3%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 545,200
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 545,200

     (c) The Financial Edge Strategic Fund has made the following purchases of Common Stock since the Original 13D.

--------------------------------------------------------------------------------
       Date        Number of Shares      Price Per Share($)     Total Price($)
--------------------------------------------------------------------------------
     1/31/00             7,500                  12.82                96,119
--------------------------------------------------------------------------------

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Strategic, Mr. Palmer and Mr.
          Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  PL Capital

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage: 6.3%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 545,200
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 545,200

     (c)  PL Capital has made no  purchases  of Common  Stock since the Original
          13D.

CUSIP No. 419352-10-9                                        Page 15 of 26 Pages


     (d) Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(D)  Mr. John Palmer

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage: 6.3%

     (b)  1. Sole power to vote or to direct vote: 6,000
          2. Shared power to vote or to direct vote: 545,200
          3. Sole power to dispose or to direct the disposition: 6,000
          4. Shared power to dispose or to direct disposition: 545,200

     (c)  Mr. Palmer has made no purchases or sales since the Original 13D.

(E)  Mr. Richard Lashley

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage: 6.3%

     (b)  1. Sole power to vote or to direct vote: 5,500
          2. Shared power to vote or to direct vote: 545,200
          3. Sole power to dispose or to direct the disposition: 5,500
          4. Shared power to dispose or to direct disposition: 545,200

     (c)  Mr. Lashley has made no purchases or sales since the Original 13D.

(F)  Dr. Irving Smokler

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage: 6.3%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 95,000
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 95,000

     (c) Dr. Smokler has made the following purchases of Common Stock since the Original 13D.


--------------------------------------------------------------------------------
       Date        Number of Shares      Price Per Share($)     Total Price($)
--------------------------------------------------------------------------------

CUSIP No. 419352-10-9                                        Page 16 of 26 Pages


--------------------------------------------------------------------------------
     1/26/00             5,000                  13.35                66,753
--------------------------------------------------------------------------------


     (d) Pursuant to an Operating Agreement dated April 29, 1999 between Dr. Smokler and PL Capital, Dr. Smokler has made certain agreements regarding Common Stock with PL Capital and its managing members, Mr. Palmer and Mr. Lashley. Because of this arrangement, PL Capital and its managing members are deemed to share voting and disposition power with Dr. Smokler with regard to those shares of Common Stock.

(G)  Ms. Beth Lashley

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage:  6.3%


     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 3,000
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 3,000

     (c)  Ms. Lashley has made no purchases or sales since the Original 13D.

     (d) Ms. Lashley shares with Mr. Lashley the power to direct the disposition of the shares of Common Stock beneficially owned by Ms. Lashley, pursuant to a trading authorization granted by Ms. Lashley to Mr. Lashley for her account with Bear Stearns, under that company's usual terms and conditions.

(H)  Mr. Garrett Goodbody

     (a)  Aggregate number of shares beneficially owned: 569,700
          Percentage:  6.3%

     (b)  1. Sole power to vote or to direct vote: 10,000
          2. Shared power to vote or to direct vote: 0
          3. Sole power to dispose or to direct the disposition: 10,000
          4. Shared power to dispose or to direct disposition: 0

     (c)  Mr. Goodbody has made no purchases or sales since the Original 13D.

Item 7.  Material to be Filed as Exhibits

     No.  Description
     ---  -----------
     1    Joint Filing Agreement.
     2    Letter from Mr. Lashley to Issuer, dated June 16, 1999.*
     3    Letter from Issuer to Mr. Lashley, dated June 28, 1999.*

CUSIP No. 419352-10-9                                        Page 17 of 26 Pages


     4    Letter  from  Messrs.  Lashley  and Palmer to  Issuer,  dated July 28,
          1999.*
     5    Letter from Issuer to PL Capital, LLC, dated July 30, 1999.*
     6    Letter from  Messrs.  Lashley and Palmer to Issuer,  dated  August 16,
          1999.*
     7    Letter from  Messrs.  Lashley and Palmer to Issuer,  dated  August 30,
          1999.*
     8 Letter from Issuer to Messrs. Lashley and Palmer, dated September 10, 1999.*
     9    Letter from Mr. Lashley to Issuer, dated September 27, 1999.*
     10 Letter from Messrs. Lashley and Palmer to Issuer, dated September 7, 1999.*
     11 Letter from Issuer to Messrs. Lashley and Palmer, dated September 22, 1999.*
     12 Letter from Messrs. Lashley and Palmer to the Issuer's outside directors, dated November 2, 1999.*
     13 Letter from Messrs. Lashley and Palmer to the Issuer's Board of Directors, dated December 23, 1999.*
     14   Letter from Richard Lashley to the Issuer, dated January 19, 2000.*
     15   Letter from Richard Lashley to the Issuer, dated February 17, 2000.


--------------------
*Filed as part of the Original 13D.

CUSIP No. 419352-10-9                                        Page 18 of 26 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 23, 2000

                                      FINANCIAL EDGE FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member



                                      FINANCIAL EDGE - STRATEGIC FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member



By:  /s/ John Palmer                        By:  /s/ Richard Lashley
     John Palmer                                 Richard Lashley



By:  /s/ Irving Smokler                     By:  /s/ Beth Lashley
     Dr. Irving Smokler                          Beth Lashley



By:  /s/ Garrett Goodbody
     Garrett Goodbody

CUSIP No. 419352-10-9                                        Page 19 of 26 Pages



                                      PL CAPITAL, LLC

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member